Exhibit 99.2

APHRIA INC.

Management’s Discussion & Analysis

This management discussion and analysis (“MD&A”) of the financial condition and results of operations of Aphria Inc., (the “Company” or “Aphria”), is for the three and six months ended November 30, 2018. It is supplemental to, and should be read in conjunction with the Company’s consolidated financial statements and the accompanying notes for the period ended November 30, 2018, as well as the audited financial statements and MD&A for the year ended May 31, 2018. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”).

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102 “Continuous Disclosure Obligations” (“NI 51-102”) of the Canadian Securities Administrators. Additional information regarding Aphria Inc. is available on our website at www.aphria.ca or through the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

In this MD&A, reference is made to gram equivalents, “all-in” cost of sales of dried cannabis per gram, cash costs to produce dried cannabis per gram, gross profit before fair value adjustments, adjusted gross margin, adjusted EBITDA, adjusted EBITDA from Canadian cannabis operations, adjusted EBITDA from international operations, strategic investments, capital and intangible asset expenditures - wholly owned subsidiaries, and capital and intangible asset expenditures - majority owned subsidiaries which are not measures of financial performance under IFRS. The Company calculates each as follows:

•	“Gram equivalents” include both grams of dried cannabis as well as grams of cannabis oil as derived using the an ‘equivalency factor’ of 1 gram per 4.5 mL of cannabis oil. Management believes this measure provides useful information as a benchmark of the Company against its competitors.
•	“All-in” cost of sales of dried cannabis per gram is equal to production costs less the costs of accessories less cannabis oil conversion costs (“cost of sales of dried cannabis”) plus (minus) increase (decrease) in plant inventory divided by gram equivalents of cannabis sold in the quarter. This measure provides the cost per gram of dry cannabis and gram equivalent of oil sold before the packaging and post harvesting processing costs to create oil or other ancillary products.
•	Cash costs to produce dried cannabis per gram is equal to cost of sales of dried cannabis less amortization and packaging costs plus (minus) increase (decrease) in plant inventory divided by gram equivalents of cannabis sold in the quarter. Management believes this measure provides useful information as it removes non-cash and post production expenses tied to our growing costs and provides a benchmark of the Company against its competitors.
•	Gross profit before fair value adjustments is equal to gross profit less the non-cash increase (plus the non-cash decrease) in the fair value adjustments on sale of inventory and on growth of biological assets, if any. Management believes this measure provides useful information as it removes fair value metrics tied to increasing stock levels (decreasing stock levels) required by IFRS.
•	Adjusted gross margin is gross profit before fair value adjustments divided by net revenue. Management believes this measure provides useful information as it represents the gross profit based on the Company’s cost to produce inventory sold and removes fair value metrics tied to increasing stock levels (decreasing stock levels) required by IFRS.
•	Adjusted EBITDA is net income (loss), plus (minus) income taxes (recovery) plus (minus) finance income, net, plus amortization, plus share-based compensation, plus (minus) non-cash fair value adjustments on sale of inventory and on growth of biological assets, plus impairment of intangible assets, plus transaction costs, plus (minus) loss (gain) on disposal of capital assets, plus (minus) loss (gain) on foreign exchange, plus (minus) loss (gain) on marketable securities, plus (minus) loss (gain) from equity investees, minus deferred gain on sale of intellectual property, plus (minus) unrealized loss (gain) on convertible notes receivable, plus unrealized loss on financial liabilities, plus (minus) loss (gain) on long-term investments and certain one-time non-operating expenses, as determined by management. Management believes this measure provides useful information as it is a commonly used measure in the capital markets and as it is a close proxy for repeatable cash generated by operations.
•	Adjusted EBITDA from Canadian cannabis operations is calculated based on the same approach outlined above for Adjusted EBITDA, based on the operations of the following entities in the Company’s consolidated financial statements; Aphria Inc, Cannan Growers Inc., Broken Coast Cannabis Ltd., and 1974568 Ontario Ltd. Management believes this measure provides useful information as it is a commonly used measure in the capital markets and it is a close proxy for repeatable cash generated from the Company’s operations in the Canadian cannabis regulated industry.
•	Adjusted EBITDA from international operations is Adjusted EBITDA minus Adjusted EBITDA from Canadian cannabis operations. Management believes this measure provides useful information as it is a commonly used measure in the capital markets and as it is a close proxy for repeatable cash generated by the Company’s international operations.
•	Strategic investments are the total cash out flows used in investing activities relating to investment in long-term investments and equity investees as well as both notes and convertible notes advanced. Management believes this measure provides useful information as it helps provide an indication of the use of capital raised by the Company outside of its operating activities.
•	Capital and intangible asset expenditures - wholly owned subsidiaries are all cash out flows used in investing activities relating to investment in capital assets and investment in intangible assets, net of shares issued for wholly owned subsidiaries. Management believes this measure provides useful information as it helps provide an indication of the use of capital raised by the Company outside of its operating activities.
•	Capital and intangible asset expenditures - majority owned subsidiaries are all cash out flows used in investing activities relating to investment in capital assets and investment in intangible assets, net of shares issued for majority owned subsidiaries. Management believes this measure provides useful information as it helps provide an indication of the use of capital raised by the Company outside of its operating activities.

These measures are not necessarily comparable to similarly titled measures used by other companies.

All amounts in this MD&A are expressed in thousands of Canadian dollars, except share and per share amounts, unless otherwise indicated.

This MD&A is prepared as of January 10, 2019.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

Company Overview

Aphria Inc. (“Aphria”), a company amalgamated under the laws of the province of Ontario, is licensed to produce and sell medical and adult-use cannabis and cannabis-derived extracts in Canada under the provisions of The Cannabis Act. Aphria received its licence to produce and sell medical cannabis on November 26, 2014, followed by its licence to sell cannabis extracts on August 18, 2016. These licences were extended to include the adult-use market on October 17, 2018. Aphria’s head office is based in Leamington, Ontario, adjacent to Aphria One, the Company’s original 300,000 square foot Leamington greenhouse facility. Throughout this MD&A, Aphria will refer to its original Leamington campus as “Aphria One”.

The Company’s common shares are listed under the symbol “APHA” on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”).

Canadian Cannabis Operations

The Company’s domestic Canadian cannabis operations are comprised of the original Aphria One greenhouse facility (described above) together with its Leamington-based Extraction Centre of Excellence, its wholly-owned British Columbia-based subsidiary Broken Coast, and its 51% majority owned Leamington-based subsidiary, Aphria Diamond.

The Extraction Centre of Excellence is being constructed as an integral part of the Company’s Leamington production facilities to provide the necessary production capacity to process more than 200,000 kgs per year of gram equivalent cannabis-derived extracts primarily for use in product offerings for the adult-use market as they become legal to sell in Canada.

Broken Coast Cannabis Ltd. (“Broken Coast”), a subsidiary of the Company acquired in February 2018, is licensed to produce and sell medical cannabis under the provisions of The Cannabis Act. Broken Coast’s purpose-built, indoor cannabis production facility on Vancouver Island provides Aphria with ‘B.C. Bud’ and is a leading premium cannabis brand.

1974568 Ontario Ltd. (“Aphria Diamond”) is a 51% majority owned subsidiary of the Company, incorporated in November 2017. This entity is the Company’s venture with Double Diamond Farms (“Double Diamond”). Aphria Diamond has applied for a second site cultivation licence under the provisions of The Cannabis Act.

Capacity expansion is awaiting Health Canada approval at various of the Company’s Canadian production facilities as described later in this MD&A. Once these expanded facilities are licensed and operating at capacity and in full crop rotation, the Company will have more than 2.4 million square feet of space under cultivation capable of annual production of more than 255,000 kgs of cannabis.

International Operations

Nuuvera Inc. (“Aphria International”) is a subsidiary of the Company acquired in March 2018. Aphria International is an international organization with a focus on building a global cannabis brand, through its subsidiaries ARA - Avanti Rx Analytics Inc., Avalon Pharmaceuticals Inc., 2589671 Ontario Inc., 2589674 Ontario Inc., Nuuvera Israel Ltd., Nuuvera Deutschland GmbH, Nuuvera Malta Ltd., ASG Pharma Ltd., QSG Health Ltd. and FL-Group. Through these subsidiaries, Aphria International has operations in Canada, Germany, Italy, Malta and Lesotho.

LATAM Holdings Inc. (“LATAM”) is a subsidiary of the Company acquired in September 2018. LATAM holds key licences in Colombia, Argentina and Jamaica through its subsidiaries MMJ Colombia Partners Inc., Marigold Acquisitions Inc., Hampstead Holdings Ltd., MMJ International Investments Inc., ABP, S.A., Marigold Projects Jamaica Limited, and ColCanna S.A.S. Through the LATAM acquisition, the Company also obtained the rights to purchase a majority interest in a Brazilian incorporated entity, upon that Brazilian entity obtaining a medical cannabis cultivation, processing and distribution licence in Brazil.

The Company’s majority and wholly-owned subsidiaries are as follows:

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

Subsidiaries	Jurisdiction of incorporation	Ownership interest (1)
Aphria (Arizona) Inc.(2)	Arizona, United States	100%
Cannan Growers Inc.	British Columbia, Canada	100%
Nuuvera Inc.	Ontario, Canada	100%
Nuuvera Holdings Ltd.	Ontario, Canada	100%
ARA - Avanti Rx Analytics Inc.	Ontario, Canada	100%
Avalon Pharmaceuticals Inc.	Ontario, Canada	100%
2589671 Ontario Inc.	Ontario, Canada	100%
2589674 Ontario Inc.	Ontario, Canada	100%
Nuuvera Israel Ltd.(2)	Israel	100%
Nuuvera Deutschland GmbH	Germany	100%
Aphria Deutschland GmbH	Germany	100%
FL-Group	Italy	100%
Broken Coast Cannabis Ltd.	British Columbia, Canada	100%
Goodfields Supply Co. Ltd.	United Kingdom	100%
LATAM Holdings Inc.	British Columbia, Canada	100%
MMJ Colombia Partners Inc.	Ontario, Canada	100%
Marigold Acquisitions Inc.	British Columbia, Canada	100%
Hampstead Holdings Ltd.	Bermuda	100%
MMJ International Investments Inc.	Ontario, Canada	100%
ABP, S.A.	Argentina	100%
CC Pharma GmbH	Germany	100%
Marigold Projects Jamaica Limited	Jamaica	95%
Nuuvera Malta Ltd.	Malta	90%
ASG Pharma Ltd.	Malta	90%
QSG Health Ltd.	Malta	90%
ColCanna S.A.S.	Colombia	90%
1974568 Ontario Ltd.	Ontario, Canada	51%
Aphria Italy S.p.A.	Italy	50.1%
CannInvest Africa Ltd.	South Africa	50%
Verve Dynamics Incorporated (Pty) Ltd.	South Africa	30%
(1)	The Company defines ownership interest as the interest in which the Company is entitled a proportionate share of net income. Legal ownership of some subsidiaries may differ from ownership interest shown above.
(2)	Represents inactive subsidiaries, which have no operations and do not own any assets, save and except for a related party balance owing to the entity related to a tax liability.

STRATEGY AND OUTLOOK

Aphria, a leading global cannabis company, is setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis grown in the most natural conditions possible. The Company is one of the first cannabis companies in Canada and the first Canadian cannabis company to fully exploit greenhouse cultivation and industrial-scale production to deliver sustainable operating profit margins in the emerging cannabis industry. Through its international operations, the Company also seeks opportunities to create long-term shareholder value by identifying partnership and investment opportunities where Aphria is able to apply the experience and knowledge it has gained in the Canadian cannabis industry to other jurisdictions where a national cannabis legalization framework is developing or is expected to develop and local market characteristics are expected to support the Company’s competitive strengths.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

Canadian Cannabis Operations

Canadian Cannabis Operations include the results of: (i) the parent Aphria; (ii) Canadian subsidiaries which hold investments and have no other operations (Cannan Growers Inc.); (iii) companies which are applicants and are expected to become licensed cannabis producers in Canada (Aphria Diamond); and, (iv) companies which also actively produce and sell cannabis under The Cannabis Act (Broken Coast).

Licences

The Company previously communicated that it expected to have first sale of cannabis products from both its Aphria One and Aphria Diamond facilities by the end of January 2019, both of which were subject to Health Canada approval. As of the date of this MD&A, both facilities are complete, as it relates to being inspection ready for Health Canada. Further, the Company has submitted licence amendment or initial licence application requests to Health Canada for the respective facilities. As of the date of this MD&A, Health Canada has not attended at either facility to perform the inspections it deems necessary to approve the licence amendment for Aphria One or the licence grant for Aphria Diamond. Until the Company receives the licence amendment or initial licence, as it relates to the respective properties, the Company cannot plant it first crop. The Company anticipates having its first harvest approximately eight weeks after it plants its first crop and having cannabis available for sale, approximately five weeks thereafter.

Production

	LOCATION	CURRENT SIZE	CURRENT CAPACITY(1)	EXPECTED CAPACITY(1)	STATUS	CURRENT LICENCES
						CULTIVATION	PROCESSING / SALE
Aphria One	Leamington, Ontario, Canada	1,100,000 sq. ft.(2)	30,000 kg/year cultivation	110,000 kg/year cultivation	Licence amendment submitted(2)	X	X
Aphria Diamond	Leamington, Ontario, Canada	1,300,000 sq. ft.	N/A	140,000 kg/year cultivation	Licence amendment submitted
Broken Coast	Duncan, British Columbia, Canada	4,500 sq. ft.	5,000 kg/year cultivation	5,000 kg/year cultivation	Licensed expansion underway	X	X
Extraction Centre of Excellence	Leamington, Ontario, Canada	N/A	N/A	200,000 kg/year processing	Under construction
(1)	These figures are considered forward-looking information and are based on the Company’s experience in growing cannabis, and data available concerning the wide variety of strains under the growing conditions maintained at its facilities. Material assumptions to derive capacity at full completion include, but are not limited to: the number of plants expected to occupy each facility, the number of harvest cycles and average yield per harvest cycle per year for the strains expected to be grown at each facility.
(2)	Currently only 300,000 sq. ft. licensed, application has been submitted for the remaining 800,000 sq. ft. facility is completed, however awaiting Health Canada approval.

Aphria One

The Company’s original flagship greenhouse facility, Aphria One, accounts for more than 90% of the Company’s current production.

The Company currently has 300,000 square feet of licensed production space at Aphria One capable of producing 30,000 kgs annually. The Company has allocated a portion of this space to mother and vegetative plants which will be used as the initial growing crops in the Part IV and Part V expansions. This has effectively lowered Aphria One’s functional capacity in this quarter, to 20,000 kgs per annum, but will ensure Part IV can commence growing operations without delay upon approval from Health Canada. With the Part IV and Part V greenhouse expansions completed and application submitted, the Company has over 1,100,000 sq. ft. of state-of-the-art operational greenhouse facilities, subject to Health Canada approvals. Upon full crop rotation being completed in the Part IV expansion, the Company anticipates production quantities of 110,000 kgs per year, producing high quality cannabis at a cost level commensurate with its industry leading low-cost producer status.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

In October 2018, the Board approved additional expenditures of $20,000 for additional capital spending on further automation equipment and improvements to the processing rooms. These additional items are expected to be completed prior to first harvest from Part IV and Part V.

As of November 30, 2018, the Company has spent approximately $148,000 of its expected cost of $154,000 budgeted for the Part IV and Part V expansion of Aphria One, an increase of $6,000 (4%) from the original combined budget.

On receiving Health Canada approval for the Part IV and Part V expansions, the Company is positioned to be the first licensed producer to bring industrial horticulture production technology into the cultivation of cannabis within a greenhouse environment. This cutting-edge technology will automate the following functions of the plant growing cycle:

•	Transplanting cuttings through various stages into the final pots for flowering;
•	Aiding in evaluation of the health and quality of plants to ensure plants meet the Company’s stringent quality standards throughout the many stages of the growing cycle;
•	Monitoring and providing the necessary water and vital nutrients to the plants during the growing cycle; and
•	Transporting plants through different areas in the greenhouse including to the processing room once harvested.

Once this innovative technology has been implemented, the only human interaction to occur throughout the plants’ growth cycle will be at the initial phase of taking the cuttings and in the final phase to trim and prune the plants which will occur in work bays outside of the greenhouse.

Additional state-of-the-art automation is already employed by the Company including processes that involve:

•	Cutting the plants, and transferring them to be processed;
•	Automating the de-budding and trimming process;
•	Disposing of waste produced in the cutting, de-budding and trimming phase of production; and
•	Distributing the buds into trays in a drying rack to evenly dry and cure the harvested product.

Automating labour-intensive parts of the production process enables the Company to achieve optimal product consistency and quality control while significantly reducing operating costs. In addition to the reduction of labour costs, the Company has also introduced measures that significantly reduce energy costs and consumption.

The Company installed a co-generation power plant that utilizes natural gas to generate its own electricity and as a by-product of this process, hot and cold water and CO2. This combined-cycle process not only generates electricity for use in the greenhouse to operate the lights and air conditioners, but also hot and cold water that is used to control the temperature and humidity in the greenhouse. The residual gas emissions created by this process are directed through a catalytic converter to create CO2 which is used during the growing cycle. This co-generation power plant also incorporates state-of-the-art power switching capability that automatically selects between the public electrical grid and the Company’s private power co-generation equipment to ensure it is constantly using the most cost-effective energy available.

In addition to these energy saving initiatives, the Company has installed systems that recycle the water used in the irrigation process. The ‘used’ water is sterilized through a pasteurization process which then allows it to be reused to irrigate additional plants thereby reducing the total amount and cost of water used on a per gram basis.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

Aphria Diamond

Through this 51% owned subsidiary, the Company has partnered with Double Diamond, a company with multi-generational expertise in the commercial greenhouse industry. This partnership provides Aphria with access to an industry leading team of growers and operators with expertise in large-scale greenhouse operations as well as contracted exclusive access to all of the production from the Aphria Diamond joint venture.

A portion of the infrastructure associated with Aphria Diamond was delayed by two months due to an Ontario Ministry of Transportation approval required as a result of the facility being located adjacent to a provincial highway. Despite the delay, the Company anticipates that the infrastructure will be complete in time for the first harvest from the Aphria Diamond greenhouse expected in the Company’s first quarter of the next fiscal year, subject to Health Canada approval.

The Company provided $10,200 of initial capital to the venture with Double Diamond contributing $9,800. Aphria Diamond acquired 100 acres of land, including almost 32 acres of greenhouses for $42,389, and spent an additional $75,083 as at November 30, 2018 on the retrofit. The Company expects the project to cost an additional $3,500 to complete. All funds above the initial seed capital are currently being funded by the Company and will be repaid in full by Aphria Diamond.

Aphria Diamond is implementing similar levels of automation, as described above in Aphria One.

All production from Aphria Diamond will be sold to Aphria at an agreed upon transfer price, allowing Aphria to recognize 100% of the remaining profit from any further processing into derivative, and 100% of the wholesale margin from branding on all product from Aphria Diamond.

Broken Coast

Broken Coast is the Company’s premium brand of indoor-grown cannabis. Broken Coast provides the Company access to the quality associated with British Columbia-grown cannabis as well as an award-winning genetic bank of cannabis strains which in turn can be produced at scale through the Company’s Aphria One and Aphria Diamond facilities. Broken Coast will continue the development of new premium strains and continue to represent what is the highest level of premium cannabis grown through their state-of-the-art custom-built indoor facilities. Broken Coast’s current capacity is approximately 5,000 kgs. per annum, Broken Coast’s Phase IV expansion remains under review as the Company searches for real property appropriate for the project.

Extraction Centre of Excellence

The Company’s $55,000 state-of-the-art Extraction Centre of Excellence was subject to the same delay as a portion of Aphria Diamond’s infrastructure. The Company currently anticipates that the Extraction Centre of Excellence will be available for use in May 2019, subject to Health Canada approval.

This facility will provide the necessary production capacity to process over 200,000 kgs per year. It will incorporate the Company’s currently developed extraction technologies and further expand on these technologies to create new and innovative product offerings for the adult-use market as they become legal to sell in Canada. The facility will be equipped to conduct a wide range of cannabis extractions, including CO2, butane, ethanol, and to produce world-class cannabis concentrates, including fractionated distillates.

The Canadian cannabis market is in the early stages of its evolution with a limited focus on the sale of cannabis as a product, in the form of dried flower or bud, shake or trim, as well as cannabis oil in its many forms, including tinctures, softgel capsules, and oral sprays. The Company believes that as the global cannabis industry evolves, this focus on cannabis as a product will evolve into cannabis as an ingredient. The Extraction Centre of Excellence was created to facilitate Aphria’s leadership in the evolution of cannabis as an ingredient.

As at November 30, 2018, the Company has spent approximately $8,000 of its expected cost of $55,000 budgeted, for the completion of the Extraction Centre of Excellence. The Extraction Centre of Excellence is on schedule to be completed by May 2019.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

Licences

The Company holds two licences under The Cannabis Act for cultivation processing and sale: Aphria One and Broken Coast.

The Company has an open licence amendment to expand the licensed growing area at Aphria One from 300,000 sq. ft. to over 1,100,000 sq. ft. The Company also has submitted an application for a second site licence for Aphria Diamond, once approved will provide an additional 1,300,000 sq. ft. of licensed greenhouse growing area.

The licences provide the Company with the ability to cultivate, process and sell cannabis within Canada and to other countries where the importation of cannabis is legal.

Canadian medical market brands

Since 2014, the Aphria brand has been a leading choice for patients seeking safe, clean, and pure pharmaceutical-grade medical cannabis. As the Canadian adult-use market continues to develop, the Company expects to continue to focus and invest in the Canadian medical market while concurrently developing cannabis-based products and brands targeting the adult-use market.

Canadian adult-use market brands

The Company is investing capital and resources to establish a leading position in the adult-use market in Canada. These investments are focused on brand development, product innovation, marketing, sales, education and research to enable the Company to capture, retain and grow a tier-one share of this market as it continues to develop.

Aphria developed its initial portfolio of adult-use brands to specifically meet the needs of identified market segments where the Company was able to leverage its unique combination of product attributes - from price through to potency. The suite of brands created by the Company for Canada’s adult-use market include Solei, RIFF, Good Supply, Goodfields and Broken Coast. Each brand is unique to a specific offering of products representing various target demographics, described below:

Solei Sungrown Cannabis (“Solei”) is designed for current and novice users and pairs an assortment of carefully curated strains and product formats with different experiences.
RIFF is a community and cannabis brand that is co-created by the Co.LAB, a collective of creators and artists. The brand will have high potency offerings available for experienced users.
Good Supply is a value-priced brand without the frills, designed for the everyday cannabis user.
Goodfields is for current and new cannabis users interested in quality cannabis from a trusted source, cultivated with care.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

Complementing Aphria’s in-house brands, the Company’s wholly-owned subsidiary Broken Coast is a multi-award-winning craft grower that delivers a premium product and provides consumers with an opportunity to access a brand synonymous British Columbia-grown cannabis. Broken Coast’s craft cannabis is grown on the shores of the Salish Sea in small batches using single-strain growing rooms. All flower is hand-trimmed and slow-cured ensuring premium product quality and consistency.

Product development

The Canadian government has committed to regulating the sale of cannabis infused products in 2019. Based on customer behavior and product preferences demonstrated in other existing legal markets, we believe cannabis infused products (edibles, beverages, etc.) could represent more than 50% of the total cannabis market upon becoming federally legal in Canada. Aphria is investing capital and resources in product research, development and production technologies in anticipation of the legalization of these new emerging categories. As a part of these R&D efforts, the Company is investing in the following areas in order to develop consistent and unique formulations that can be used in its end-products:

•	Industrial-scale extraction technologies using different methods including CO2, butane and ethanol;
•	The effective isolation of terpenes, cannabinoids and other cannabis compounds;
•	The development of distillates and formulations to optimize water solubility while insuring bio-availability.

In terms of end products, the Company is developing a suite of edibles, RTDs (ready-to-drink), concentrates, topicals, quick dissolve strips and vapes as well as new medical delivery systems. These new value-added products and brands will be available for sale once permitted by law.

The Company has retained Perennial Inc., a subsidiary of DATA Communications Management Corp. (“DCM”), to support the development of new product brands and product categories to serve the adult-use market.

Distribution

The Company has signed supply agreements with all the provinces and the Yukon Territory in Canada, representing access to 99.8% of Canadians, showing the Company’s commitment to becoming a leader in the adult-use market. The Company is one of a handful of licensed producers which has agreements with every province in Canada.

The Company has signed an exclusive distribution agreement with Great North Distributors Inc. (“Great North Distributors”), a wholly-owned Canadian subsidiary of Southern Glazer’s Wine & Spirits (“Southern Glazer’s”), to provide the Company with the sales force and wholesale/retail channel expertise required to efficiently distribute the Company’s product through each of the provincial/territorial cannabis control agencies. As one of the leading distributors of alcoholic beverages in Canada, Great North Distributors has extensive expertise in managing compliance with the unique rules that govern the marketing of controlled substances in each of the jurisdictions where the Company has supply agreements. The Company has leveraged the Great Northern Distributors agreement by signing a subsequent agreement with We Grow BC Ltd. (“We Grow”), a Vancouver-based licensed producer of premium cannabis, to become We Grow’s exclusive sales representatives across Canada.

In addition to the above new distribution agreements for the adult-use market, the Company is expanding its distribution in the medical cannabis market with its five-year supply agreement with Shoppers Drug Mart.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

International Operations

Outside of Canada, the Company is developing partnerships and making direct investments in countries where there is an existing or emerging national legal cannabis market. The Company’s international strategy is currently focused on medical cannabis markets in stable economic and political jurisdictions that have developed or are developing effective regulations and enforcement mechanism that limit licensed production and control importation and distribution.

Through the acquisitions of Aphria International and LATAM, the Company secured access to key international markets, management team bench strength with a proven knowledge and executional success within the industries and jurisdictions in which they operate. The Company believes that with its significant experience in the highly regulated Canadian cannabis market, it will be able to export its industry leading knowledge and practices to its global subsidiaries as these markets mature.

As part of its international strategy, the Company is developing regional hubs in Pan-Asia, the European Union, South America, North America, the Caribbean and Africa. These hubs will represent key countries for investment and will aid in the flow of cannabis goods across the globe. The Company chose Australia as its Pan-Asian hub. The Company chose Malta as its hub for the European Union and Colombia for South America. The Company chose Jamaica as its hub for the Caribbean and Lesotho as its hub for Africa.

The Company has international operations in Australia, Argentina, Colombia, Denmark, Germany, Italy, Jamaica, Lesotho, Malta, Paraguay and maintains an option for entry into Brazil. With these markets still in their infancy, and the regulatory environment around them still being formed, these countries are looking to Canada as a leader in developing the regulatory environment. The Company provides a unique opportunity to bring the experience from working within Canada during the development of the cannabis regulations, to provide this expertise and knowledge to develop these global cannabis markets.

Export facility from Canada

Through the acquisition of Aphria International, the Company acquired Brampton-based ARA - Avanti RX Analytics Inc. (“Avanti”), which currently holds four Canadian licences: (i) Cannabis Licence; (ii) Establishment Licence; (iii) Site Licence; and, (iv) Medical Device Establishment Licence.

In addition to allowing the Company to possess and handle cannabis and cannabis derivative products, these licences allow Avanti to engage in the possession, production, packaging, sale, transportation and delivery and testing of codeine, morphine, cocaine, cannabis and related cannabinoids. The Company is also able to complete testing/analysis of active pharmaceutical ingredients.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

The Company is currently in the process of securing EU-GMP certification on the Avanti lab, which will then be used as the Canadian staging site for international bound GMP certified products. The Company’s EU-GMP certification will cover the extraction, post processing, testing, packaging and shipping process.

Pan-Asia

Australia

The Australian market is very similar to the Canadian medical cannabis market three years ago. The Company has access to the Australian medical cannabis market through a 25% equity investment in Althea Company Pty Ltd. (“Althea”), and a supply agreement with Althea until they are able to complete construction of their new facility and fulfill their own production requirements.

Althea currently holds a licence to cultivate and manufacture cannabis-derivative medications issued by the Office of Drug Control (“ODC”). Althea previously had secured import permits from the ODC. Aphria obtained the related export permit from Health Canada and Aphria has shipped product to Althea in Australia on multiple occasions. The products sold by Althea in Australia are co-branded with Aphria.

Aphria International also maintains relationships in Australia with two companies conducting medical cannabis clinical trials. Medlab Pty Ltd. is currently in a clinical trial related to oncology pain using an Aphria proprietary blend of cannabis strains oil, subsequently converted in Australia into a nanocell mucosol spray. CannPal Pty Ltd., is currently in a clinical trial related to animal pain in cats and dogs, using Aphria strains.

European Union

Germany

The German market is considered to be one of the most highly sought-after medical cannabis markets in the world. German law currently permits import of cannabis only. Germany currently allows cannabis and cannabis extracts in pharmacies. These cannabis-based products are also required by German law to be covered by insurance companies. This coverage provides a greater number of medical cannabis patients with access to the full use and benefits of these products.

The Company’s approach in Germany is a three-pronged approach covering: demand; supply; and, distribution.

Demand

Through the acquisition of a 25.1% interest in Berlin-based Schöneberg Hospital, the Company has access to doctors and patients, to support the education of the benefits of medical cannabinoids. The Company also plans to build and operate pain treatment centers including the new possibilities of digital health care throughout Germany, which will further provide access to patients. The Company has partnered with a leading company in digital apps and medical software to build a modern, patient centric clinic for telemedicine.

Supply

The Company will, through imports, supply products into the German market. The Company entered into a strategic partnership with a prominent European flower producer, Schroll Flowers, to obtain access to EU GMP-certified organic medical cannabis. This agreement ensures the Company will have further access to cannabis for distribution throughout the EU.

Distribution

Through the acquisition of CC Pharma GmbH (“CC Pharma”), the Company obtained a leading importer and distributor of EU-pharmaceuticals for the German market. With over 317 active German national pharmaceutical licences, 690 active EU pharmaceutical licences, and access to approximately 13,000 active pharmacy accounts, CC Pharma operates a production, repackaging and labelling facility. The Company will expand CC Pharma’s operations to distribute cannabis throughout the German pharmacies leveraging its existing business and know-how to further the Company’s global cannabis business.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

Malta

Through majority-owned subsidiary ASG Pharma Ltd. (“ASG”), the Company received the first import certificate for medical cannabis issued by the Government of Malta’s Ministry of Health. The Company intends on using the Malta facility to import cannabis resin and dried flower for processing, packaging and distribution of EU-GMP certified cannabis products throughout large parts of Europe.

This Malta facility will provide the Company with the ability to bring low-cost production of cannabis product from outside of Europe into an EU-GMP certified facility for further processing and distribution throughout Europe.

Through majority-owned subsidiary QSG Health Ltd. (“QSG”), the Company will pursue the health and wellness market with CBD based products. These products will not have the THC component found in cannabis, and will focus on diversifying the Company’s product offerings throughout Europe.

Italy

The Company’s wholly owned subsidiary, FL-Group, is authorized for the distribution of pharmaceutical products, including cannabis-based and cannabinoids products in Italy to pharmacies. FL-Group holds one of only seven cannabis import licences in Italy. The FL-Group acts as the Company’s distributor to the Italian cannabis market. The Company maintains a partial ownership interest in a separate subsidiary, Aphria Italy S.p.A., in Italy.

Africa

Lesotho

The Company entered into a new venture in CannInvest Africa Ltd. (“CannInvest”), a South African corporation. Aphria’s partner in CannInvest is the Verve Group of Companies, founded by Richard Davies, a South African with more than 20 years experience in phytoextraction of African medicinal plants. Through this transaction, the Company obtained a controlling interest in Verve Dynamics Incorporated (Pty) Ltd. (“Verve”). Verve holds a licence in Lesotho for prohibited drug operations, which allows Verve to cultivate, manufacture, supply, distribute, store, export and import cannabis and cannabis resin for medical purposes or scientific use.

The Company also entered into a supply agreement with Verve, where Verve will supply cannabis THC and CBD extract from its planned EU-GMP certified facility. This is expected to provide the Company with access to low-cost GMP certified extract for distribution into South Africa and other federally legal markets, including the European Union.

Construction of a new extraction and processing facility is underway. Upon completion, the Company will apply for EU-GMP certification which will allow all product from the Lesotho site to be distributed within the EU.

South America

LATAM Holdings Inc.

The acquisition of LATAM provides the Company with various production, distribution and market development opportunities in South America and the Caribbean, including Colombia, Argentina, Jamaica and potentially Brazil.

Colombia

The acquisition of LATAM provides the Company with 90% ownership of Colcanna S.A.S. (“Colcanna”). This ownership provides the Company with the ability to further develop the global Aphria brand with Aphria branded products distributed to patients in Colombia. Upon Colcanna developing its 54 acres of land, including its recent commitment to acquire an additional 20 acres of land, for the cultivation of cannabis, which is expected to provide 50,000 kgs annually, the Company will maintain the control of the cultivation and distribution of cannabis in Colombia. Until the emerging Colombian market demand grows to match the Company’s Colombian production, the Company will be able to utilize its export licence to distribute the excess production globally.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

Argentina

The acquisition of LATAM provides the Company with sole ownership of ABP, S.A. (“APB”), providing the Company with a significant first-mover advantage, as APB is the first company with an in-country medical cannabis research licence. The Company also continues to work with Hospital Garrahan, a leading pediatric hospital in Buenos Aires. The Company believes that once the Argentinian government approves medical cannabis, in-country cultivation opportunities will be attractive.

Jamaica

The acquisition of LATAM provides the Company with a 49% ownership interest in Marigold Projects Jamaica Limited (“Marigold”), through multiple subsidiaries and a 95% royalty on profits through an Intellectual Property agreement. This acquisition will provide the Company with several key licences including a Tier 3 cultivation licence, a conditional Tier 2 herb house licence, as well as conditional licences for import, export and research purposes.

Brazil

Finally, the acquisition of LATAM provides the Company with an option to purchase 50.1% of a Brazilian entity for $24,000 USD once it secures a medical cannabis licence from the Brazilian government and a right of first offer and refusal on another 20% to 39% of the Brazilian entity. This right of first refusal provides the Company with lower risk at a fixed price to enter into the Brazilian cannabis market pending the Brazilian company obtaining a licence.

Strategic Investments and Acquisitions

The Company continues to invest in companies to advance its corporate strategic goals. These investments allow the Company access into ancillary markets within the cannabis industry, in which the Company is otherwise not active, leading to supply or purchasing agreements or other relationships to further these corporate strategic goals.

Green Acre Capital Fund I

Aphria agreed to invest $2,000 in Green Acre Capital Fund I, and as of the balance sheet date, has funded the full $2,000. During the quarter, the fund paid a $700 dividend to Aphria. Green Acre Capital Fund I is a private investment fund. The fund invests in sectors across the cannabis value chain including production, research, consumer products and retail.

Green Acre Capital Fund II

Aphria agreed to invest $15,000 in Green Acre Capital Fund II, and as of the balance sheet date, has funded $3,000. Green Acre Capital Fund II is a private investment fund. The fund invests in sectors across the cannabis value chain including production, research, consumer products and retail.

These investments provide the Company a way of recognizing a share of the growth of the ancillary markets of the cannabis industry in which it is not currently active. The investment serves to assist in identifying new technology and innovations, which the Company may participate in directly, or acquire. These opportunities are identified and analyzed by the management team of Green Acre, without any further costs to the Company. The Company does not exercise any discretion over the investment decisions of the funds.

GA Opportunities

The Company transferred assets worth $55,000 to GA Opportunities Corp. (the “Fund”), in exchange for a promissory note, bearing interest at 12% per annum, due in 5 years. In addition, the Company secured an option to purchase the assets of the Fund for the value of the promissory note. The option is for a 5-year period, at an annual cost of 12.3%, and in the event the assets are considered to be U.S. cannabis assets, the option to repurchase the shares is subject to the following conditions (collectively, the enumerated conditions (1) through (5), the “Conditions”):

(1)	Cannabis becoming legalized federally in the United States; and

One or more of the following conditions have been satisfied:

(2)	The TSX has provided its approval for the purchase of the U.S. cannabis assets;
(3)	The TSX revises its rules such that it no longer has a prohibition against its listed companies having an interest in US assets which are involved in the cannabis business;
(4)	The common shares of the Company are voluntarily or involuntarily delisted from the TSX; and/or
(5)	The Company is acquired by another entity, provided that the common shares of the Company will be delisted from the TSX upon the change of control.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

The net cost of the option is $165 annually and provides the Company with potential exposure to the U.S. cannabis market, subject to the Conditions above.

National Access Cannabis Corp.

The Company made a strategic investment in National Access Cannabis Corp. (“NAC”). The Company made this investment to participate in and gain economic exposure to the retail portion of the adult-use cannabis market.

Emblem Corp.

The Company entered into a supply agreement with Emblem to supply cannabis, as part of the supply agreement the Company obtained 6,952,169 common shares at no cash cost to the Company, as fulfillment of the down payment for the 5-year supply agreement.

HighArchy Ventures Ltd.

The Company made a strategic investment in HighArchy Ventures Ltd. The Company made this investment to participate in and gain economic exposure to the retail portion of the adult-use cannabis market.

Divesture of equity investment in passive US assets

The Company completed the sale of 80,148,077 of its shares in Liberty Health Sciences Inc. (“Liberty”) for $70,612 during the year-to-date period. The Company retained options to repurchase the 80,148,077 shares in Liberty, subject to the same Conditions as described above. The Company expects that, in the battle for market share once cannabis becomes legalized federally in the United States, the cost to acquire an interest in the United States cannabis market will significantly increase. These option agreements allow the Company an access point into the United States cannabis market at a price fixed before any increase arising from cannabis becoming a federally legal substance.

Equity Financing Activities

During the year-to-date period, the Company closed a bought deal financing for net proceeds of over $245,000.

The Company has sufficient funds and capital to complete the existing expansion of the Canadian cannabis operations including capital investments for the build out of the Company’s Aphria One, Aphria Diamond and Broken Coast facilities. The Company may require additional funds for any additional expansion, acquisitions or adjustments to current planned activities in Canada or further international expansion.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

INVESTOR HIGHLIGHTS

	Q2 - 2019	Q1 - 2019
Net revenue	$21,668	$13,292
Kilograms equivalents sold	3,408.9	1,778.2
Production costs	$9,971	$4,441
Cash cost to produce dried cannabis / gram[1]	$1.76	$1.30
"All-in" cost of sales of dried cannabis / gram[1]	$2.60	$1.83
Adjusted gross margin[1]	46.9%	63.6%
Adjusted EBITDA from Canadian cannabis operations[1]	$(6,073)	$(828)
Cash and cash equivalents & marketable securities	$184,821	$313,982
Working capital	$181,523	$363,245
Capital and intangible asset expenditures - wholly owned subsidiaries[1]	$49,061	$28,036
Capital and intangible asset expenditures - majority owned subsidiaries[1]	$6,575	$29,727
Strategic investments[1]	$43,006	$29,368

1 - Non-GAAP measure

•	On June 21, 2018, Bill C-45, The Cannabis Act, reached Royal Assent, and came into force October 17, 2018
•	Current production capacity 34,500 kgs (annualized)
•	Mid-term capacity upgraded to 255,000 kgs (annualized) production capability, pending Health Canada approval
•	Signed LOI with Perennial to establish joint venture to develop new, consumer-centric, cannabis-infused product categories and brands
•	Entered into a representative agreement to be the exclusive sales representative for We Grow BC Ltd.
•	Launched the Company’s portfolio of adult-use brands: Solei Sungrown Cannabis, RIFF, Good Supply, and Goodfields
•	Signed agreements to supply every Canadian province and the Yukon Territory, securing access to 99.8% of Canadians
•	Completed first shipments in the adult-use cannabis market
•	Successfully completed acquisitions of LATAM and CC Pharma expanding the Company’s global presence
•	Successfully divested of all US cannabis assets[1], and listed on the NYSE
•	Bought deal closed during the year-to-date period for net proceeds of over $245,000
•	Strong executive team
•	20+ years of Pharmaceutical experience
•	35+ years of potted plant greenhouse growing experience
•	30+ years of vegetable greenhouse growing experience
•	10+ years of tobacco sales and marketing experience
•	30+ years of spirit sales and marketing experience

1In accordance with existing TSX precedent.

FAIR VALUE MEASUREMENTS

Impact of fair value metrics on biological assets and inventory

In accordance with IFRS, the Company is required to record its biological assets at fair value. During the main growth phase, the cost of each plant is accumulated on a weekly basis. This occurs from the date of clipping from a mother plant up to the end of the twelfth week of growth for Aphria One and ninth week of growth for Broken Coast. For the remainder of the growing period, the cost of each plant continues to be accumulated on a weekly basis but also includes an allocation of the fair value of the plant. At the time of harvest, the Company increases the carrying value of the harvested produce to its full fair value less costs to sell.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

As at November 30, 2018, the Company’s harvested cannabis and cannabis oil, as detailed in Note 6, and biological assets, as detailed in Note 7 of its financial statements, are as follows:

	November 30, 2018	August 31, 2018
Harvested cannabis - at cost	$7,142	$7,321
Harvested cannabis - fair value increment	8,355	11,497
Harvested cannabis trim - at cost	1,593	831
Harvested cannabis trim - fair value increment	1,605	1,449
Cannabis oil - at cost	9,104	4,374
Cannabis oil - fair value increment	5,987	6,871
Softgel capsules - at cost	136	124
Softgel capsules - fair value increment	112	175
Biological assets - at cost	3,795	4,091
Biological assets - fair value increment	2,301	2,542
Cannabis products - at fair value	$40,130	$39,275

In an effort to increase transparency, Aphria One’s biological assets are carried at cost plus fair value increments of $0.53, $1.05, $1.58 and $2.11 per gram for weeks 13, 14, 15 and 16, respectively. Broken Coast’s biological assets are carried at cost plus fair value increments of $0.64, $1.27, $1.91 and $2.55 per gram for weeks 10, 11, 12 and 13 respectively. Harvested cannabis and harvested cannabis trim are carried at fair values of $3.25 per gram and $2.75 per gram, respectively (August 31, 2018 - $3.75 and $3.00) for greenhouse produced cannabis. Harvested cannabis and harvested cannabis trim are carried at fair values of $4.00 per gram, $3.25 per gram, respectively (August 31, 2018 - $4.25 and $3.50) for indoor produced cannabis. Cannabis oil and softgel capsules include the relative fair value based on the amount of harvested cannabis or harvested cannabis trim used in the production of each product.

The individual components of fair values are as follows:

	November 30, 2018	August 31, 2018
Harvested cannabis - at cost - per gram	$1.69	$1.50
Harvested cannabis - fair value increment - per gram	$1.98	$2.35
Harvested cannabis trim - at cost - per gram	$1.51	$1.19
Harvested cannabis trim - fair value increment - per gram	$1.52	$2.07
Cannabis oil - at cost - per mL	$0.48	$0.35
Cannabis oil - fair value increment - per mL	$0.31	$0.56
Softgel capsules - at cost - per mL	$0.49	$0.39
Softgel capsules - fair value increment - per mL	$0.40	$0.55

The temporary increase in the cost of harvested cannabis, harvested cannabis trim, and cannabis oil is a result of the following two factors:

1.	The increase in overhead and other growing costs associated with the Part III expansion being intentionally utilized with lower functional production. This temporary lower functional production is a result of the Company allocating additional space from the Part III expansion to mother and vegetative plants which will be required for the Part IV, Part V and Aphria Diamond expansions. This temporary increase in costs over lower production has been done to ease the ramp-up in our newest expansions immediately upon obtaining Health Canada approval. The impact of these costs over lower production increased the cost per gram by an estimated $0.25 per gram of harvested cannabis, $0.14 per gram of harvested cannabis trim and $0.03 per mL of cannabis oil. This increase in cost is expected to remain until 9 months after Part IV, Part V and Aphria Diamond have received Health Canada approval, and the facilities are in a full crop rotation.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

2.	During the quarter, the Company completed the first harvest from a new growing method, which has been identified to improve potency and quality of the harvested cannabis, as well as create a plant which will work better with the developed automation in Part IV and Part V. This new growing method requires smaller plants, and lowers the yield per plant; however, it will allow for additional plants per square foot of growing space resulting in a similar yield per square foot once fully implemented. The impact of these costs over lower production increased the cost per gram by an estimated $0.27 per gram of harvested cannabis, $0.23 per gram of harvested cannabis trim and $0.05 per mL of cannabis oil. This increase in cost is expected to remain until 9 months after Part IV and Part V have received Health Canada approval, and the facilities are in a full crop rotation with the new growing method.

COST PER GRAM

Calculation of “all-in” costs of sales of dried cannabis per gram

The Company calculates “all-in” cost of sales of dried cannabis per gram as follows:

	Three months ended
”All-in” cost of sales of dried cannabis per gram	November 30, 2018	August 31, 2018

Production costs	$9,971	$4,441
Less:
Cost of accessories	$(48)	$(65)
Cannabis oil conversion costs	$(1,047)	$(147)
Disposal of plants	$—	$(979)
Adjusted "All-in" cost of sales of dried cannabis	$8,876	$3,250

Gram equivalents sold during the quarter	3,408,909	1,778,232

"All-in" cost of sales of dried cannabis per gram	$2.60	$1.83

In prior quarters the Company recorded adjustments to “All-in” cost of sales of dried cannabis per gram, for increases in plant inventory. This adjustment was made as a result of the Company using a standard cost method and allocating additional costs to plant inventory, when as part of a planned expansion, there was a significant increase in the number of plants, while the incremental costs with the new capacity have not materialized. The increase in number of plants before the corresponding increase in costs, led to the Company allocating more costs than incurred to date, to biological assets resulting in over absorbed overhead. To maintain comparability of this figure from quarter to quarter, the Company determined it was appropriate to normalize this item as part of the above calculation. This adjustment is subjective, and requires management to make significant assumptions as to whether the increase in cost included in biological assets, is a result of improved operations, a result of an expansion or a result of other factors.

During the prior quarter, the Company disposed of 13,642 plants prior to harvest. The Company was unable to fill all of the open greenhouse positions due to a lack of qualified local labour, which left it with insufficient staff to harvest the levels of production produced in the Aphria One greenhouse. As a result of the lower staff levels, one week’s crop rotation outgrew its optimal harvest period. In an effort to maintain the highest quality for its patients and maintain its strict harvesting process, the Company disposed of the plants associated with the one week of production to ensure the next week’s harvest was grown in optimal conditions. Included in production costs $979 of accumulated costs relating to these plants which were not harvested. Subsequent to the first quarter, Aphria doubled the size of the greenhouse staff in Leamington. Automation and temperature controls became operational during the quarter, as part of the Part IV expansion was completed.

With the launch of the adult-use market in the quarter, the Company invested in new packaging directed at the new consumers in the adult-use market and to develop resounding message for these brands. This packaging was also designed to meet the strict criteria required for packaging under The Cannabis Act, this new packaging increased “all-in” cost of sales of dried cannabis per gram by $0.31.

The Company recognized a temporary increase in the “all-in” cost of sale of dried cannabis per gram and cash costs to produce dried cannabis per gram as a result of the allocation of production space in the Part III expansion to mother and vegetative plants for the Part IV and Part V expansions increasing the “all-in” cost of sale of dried cannabis per gram and cash costs to produce dried cannabis per gram by an estimated $0.20. The Company also recognized lower yields in the quarter due to a change in growing method, described above. The lower yield increased the current quarter “all-in” cost of sale of dried cannabis per gram and cash costs to produce dried cannabis per gram by an estimated $0.48.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

Calculation of cash costs to produce dried cannabis per gram

The Company calculates cash costs to produce dried cannabis per gram as follows:

	Three months ended
Cash costs to produce dried cannabis per gram	November 30, 2018	August 31, 2018

Adjusted "All-in" cost of sales of dried cannabis	$8,876	$3,250
Less:
Amortization	$(1,020)	$(513)
Packaging costs	$(1,856)	$(423)
Cash costs to produce dried cannabis	$6,000	$2,314

Gram equivalents sold during the quarter	3,408,909	1,778,232

Cash costs to produce per gram	$1.76	$1.30

Results of Operations

Net revenue

Net revenue for the three months ended November 30, 2018 was $21,668 versus $8,504 in the same period of the prior year and $13,292 in the first quarter of fiscal 2019, representing an increase of 154.8% from the prior year and an 63.0% increase from the prior quarter. During the quarter, the Company incurred $2,856 in excise taxes, which represent a new tax, which entered into legislation effective October 17th, 2018.

Net revenue for the six months ended November 30, 2018 was $34,960 versus $14,624 in the same period of the prior year, representing a 139.1% increase.

The increase in net revenue during the quarter from the prior quarter was related to:

•	Launch of adult-use market resulting in 1,946,975 gram equivalents sold in the quarter, compared to nil in the prior quarter; and,
•	Increase in revenue from non-cannabis products sold in Canada and from international operations of $1,596 from $633 to $2,229. Included in the current quarter’s revenue from non-cannabis products sold in Canada and from international operations is the two months of revenue from ABP of $1,145. ABP was part of the Company’s LATAM acquisition, which closed on September 27, 2018.

These factors were partially offset by:

•	Decrease in the average retail selling price (excluding wholesale) before excise taxes to medical patients during the quarter from $8.99 to $7.51;
•	Decrease in wholesale orders during the quarter from 312,023 gram equivalents to 18,376 gram equivalents. Included within this amount is 18,376 gram equivalents delivered to partners conducting clinical drug trials and nil gram equivalents to other Licensed Producers;

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

•	Decrease in the medical cannabis sales by 22,651 gram equivalents to 1,443,558 gram equivalents sold in the current quarter, compared to 1,466,209 gram equivalents sold in the prior quarter;
•	Lower average selling price before excise taxes to adult-use market of $6.32; and,
•	Decrease in the percentage of cannabis oil sold from 39.1% to 18.8% based on gram equivalents. The significant decrease is a result of the adult-use market having a significantly larger quantity of grams sold of dried flower.

Gross profit and gross margin

The gross profit for the three months ended November 30, 2018 was $8,615, compared to $6,202 in the same quarter in the prior year and $13,764 in the previous quarter. The increase in gross profit from the prior year is consistent with the much larger patient base over the prior year, the acquisition of Broken Coast, and the increase in the net fair value adjustment for biological assets. The decrease from the previous quarter is due to the lower fair value adjustment on growth of biological assets and increase in production costs for the quarter.

	Three months ended
	November 30, 2018	August 31, 2018

Net revenue	21,668	13,292

Production costs	9,971	4,441
Other costs of sales	1,540	393

Gross profit before fair value adjustments	10,157	8,458

Fair value adjustment on sale of inventory	8,328	4,205
Fair value adjustment on growth of biological assets	(4,154)	(9,511)
	4,174	(5,306)

Gross profit	$5,983	$13,764
Gross margin	27.6%	103.6%

Cost of sales currently consist of three main categories: (i) production costs and, (ii) fair value adjustment on sale of inventory and (iii) fair value adjustment on growth of biological assets:

(i) Production costs include all direct and indirect costs of production, related to the medical cannabis sold. This includes costs relating to growing, cultivation and harvesting costs, stringent quality assurance and quality control, cannabis oil processing costs, as well as packaging, labelling and amortization of production equipment and greenhouse infrastructure utilized in the production of medical cannabis. All medical cannabis shipped and sold by Aphria has been grown and produced by the Company.

(ii) Fair value adjustment on sale of inventory is part of the Company’s cost of sales due to IFRS standards relating to agriculture and biological assets (i.e. living plants or animals). This line item represents the effect of the non-cash fair value adjustment of inventory sold in the period.

(iii) Fair value adjustment on growth of biological assets is part of the Company’s cost of sales due to IFRS standards relating to agriculture and biological assets (i.e. living plants or animals). This line item represents the effect of the non-cash fair value adjustment of biological assets (medical cannabis) produced in the period. In an effort to increase transparency, inventory of harvested cannabis (Note 6 - Consolidated financial statements for the three months and six months ended November 30, 2018) consists of harvested cannabis and harvested cannabis trim to be $3.75 and $3.00 per gram respectively, for greenhouse produced cannabis and $4.25 and $3.50 per gram respectively, for indoor produced cannabis.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

Management believes that the use of non-cash IFRS adjustments in calculating gross profit and gross margin can be confusing due to the large value of non-cash fair value metrics required. Accordingly, management believes the use of gross profit before fair value adjustments and adjusted gross margin provides a better representation of performance by excluding non-cash fair value metrics required by IFRS.

Gross profit before fair value adjustments and adjusted gross margin are non-GAAP financial measures that do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies.

The following is the Company’s gross profit before fair value adjustments and adjusted gross margin as compared to IFRS for the three months ended November 30, 2018:

	Three months ended November 30, 2018 (IFRS)	Adjustments	Three months ended November 30, 2018 (Adjusted)

Net revenue	21,668	-	21,668

Production costs	9,971	-	9,971
Other costs of sales	1,540	-	1,540
Fair value adjustment on sale of inventory	8,328	(8,328)	-
Fair value adjustment on biological assets	(4,154)	4,154	-
	15,685	(4,174)	11,511

Gross profit	$ 5,983	$ 4,174	$ 10,157
Gross margin	27.6%		46.9%

The Company recognized a decline in adjusted gross profit and adjusted gross margin this quarter as a result of the previously discussed decrease in yield during the quarter, and an increase in revenue from international operations which had lower gross margin.

Other factors affecting the lower adjusted gross profit and adjusted gross margin were:

•	the temporary increase in production costs as a result of the allocation of production space in the Part III expansion to mother and vegetative plants for the Part IV and Part V expansion;
•	introduction of wholesale pricing for the adult-use market;
•	increased packaging costs associated with the introduction of the adult-use market; and,
•	the lower yields due to moving plants into the Part III expansion prior to all automation, and temperature control equipment being fully operational.

The gross profit for the six months ended November 30, 2018 was $22,379, compared to $14,105 in the same period of the prior year. The increase in gross profit from the prior year is consistent with the Company’s much larger patient base combined with the increase in the net fair value adjustments for biological assets as a result of the Company’s increased production levels.

Page | 19

APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

The following is the Company’s gross profit before fair value adjustments and adjusted gross margin as compared to IFRS for the six months ended November 30, 2018:

	Six months ended November 30, 2018 (IFRS)	Adjustments	Six months ended November 30, 2018 (Adjusted)

Net revenue	34,960	-	34,960

Production costs	14,412	-	14,412
Other costs of sales	1,933	-	1,933
Fair value adjustment on sale of inventory	12,533	(12,533)	-
Fair value adjustment on biological assets	(13,665)	13,665	-
	15,213	1,132	16,345

Gross profit	$ 19,747	$ (1,132)	$ 18,615
Gross margin	56.5%		53.2%

Selling, general and administrative costs

	For the three months ended November 30,		For the six months ended November 30,
	2018	2017	2018	2017
General and administrative	$ 12,276	$ 1,973	$ 21,127	$ 3,708
Share-based compensation	2,574	2,200	8,696	4,709
Selling, marketing and promotion	8,336	2,819	13,077	4,767
Amortization	2,617	276	5,891	515
Research and development	612	80	874	170
Transaction costs	1,123	-	1,988	-
	$ 27,538	$ 7,348	$ 51,653	$ 13,869

Selling, general and administrative expenses are comprised of general and administrative, share-based compensation, selling, marketing and promotion, amortization, research and development and transaction costs. These costs increased by $20,190 to $27,538 from $7,348 in the same quarter in the prior year.

General and administrative costs

	For the three months ended November 30,		For the six months ended November 30,
	2018	2017	2018	2017
Executive compensation	$ 846	$ 354	$ 1,681	$ 660
Consulting fees	1,427	63	2,358	158
Office and general	5,660	567	7,467	1,119
Professional fees	485	480	2,047	697
Salaries and wages	3,019	317	6,111	725
Travel and accomondation	689	168	1,160	304
Rent	150	24	303	45
	$ 12,276	$ 1,973	$ 21,127	$ 3,708

Page | 20

APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

The increase in general and administrative costs during the quarter was largely related to an increase in:

•	Office and general as a result of increased cost of insurance from the increase in operations, and head count for directors and officers, as well as the inclusion and growth of the Company’s international presence;
•	Salaries and wages, and travel and accommodation as a result of the introduction of Aphria International and LATAM activities, increased headcount and other activity within the business over the same period in the prior year;
•	Executive compensation as a result of the increase in executive headcount over the same period in the prior year; and,
•	Consulting fees as a result of increased work on corporate development, and international initiatives.

Share-based compensation

The Company recognized share-based compensation expense of $2,574 for the three months ended November 30, 2018 compared to $2,200 for the prior year. Share-based compensation was valued using the Black-Scholes valuation model and represents a non-cash expense. The increase in share-based compensation is a result of an increase in deferred share units (“DSUs”), stock options vesting, as well as an increase in stock price used in the valuation of DSUs and options issued in the current period. The Company issued 3,041 DSUs and 330,000 stock options in the current quarter compared, to nil DSUs and 813,000 stock options in the same period of the prior year. Of the stock options granted in the quarter, none vested in the quarter.

For the six months ended November 30, 2018, the Company incurred share-based compensation of $8,696 as opposed to $4,709 for the prior year. The increase in share-based compensation is a result of an increase in stock options vesting, as well as an increase in stock price used in the valuation of options issued in the current period. The Company issued 1,400,000 in the current year-to-date quarter compared to 2,078,000 in the same period of the prior year. Of the stock options granted in the period, 133,331 vested in the period.

Selling, marketing and promotion costs

For the three months ended November 30, 2018, the Company incurred selling, marketing and promotion costs of $8,336, or 38.5% of net revenue versus $2,819 or 33.1% of net revenue in the comparable prior period. These costs relate to brand development expenses prior to The Cannabis Act coming into effect, patient acquisition and ongoing patient maintenance, the Company’s call center operations, shipping costs, marketing department, as well as the development of promotional and information materials. Patient acquisition and ongoing patient maintenance costs include payments to individual clinics to perform medical studies as well as reimbursement of operating costs incurred by clinics on the Company’s behalf. During the quarter, the Company invested approximately $2,600, or 12% of net revenue, in developing, advertising and marketing its adult-use brands, prior to The Cannabis Act coming into effect.

For the six months ended November 30, 2018, the Company incurred selling, marketing and promotion costs of $13,077 or 37.4% of net revenue, as opposed to $4,767 or 32.6% of net revenue, in the comparable prior period. The increase in costs in the six-month period is consistent with the increase in the three-month period.

Amortization

The Company incurred non-production related amortization charges of $2,617 for the three months ended November 30, 2018 compared to $276 for the same period in the prior year. The increase in amortization charges are a result of the intangibles acquired as part of the acquisition of Broken Coast, as well as the assets that have been transferred into use from the capital expenditures incurred in the current and prior fiscal year.

The Company incurred amortization charges of $5,891 for the six months ended November 30, 2018 compared to $515 for the same period in the previous year. The increase for the six-month period is consistent with the increase for the three-month period.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

Research and development

Research and development costs of $612, or 3% of net revenue were expensed during the three months ended November 30, 2018 compared to $80, or 1% of net revenue in same period last year. These relate to costs associated with the development of new cannabis products. Although the Company spends a significant amount on research and development, the majority of these costs remain in production costs, as the Company does not reclassify costs performing R&D on product which can still be sold.

For the six months ended November 30, 2018, the Company incurred research and development costs of $874 as opposed to $170 in the same period in the previous year.

Transaction costs

Transaction costs of $1,123 were expensed during the three months ended November 30, 2018 compared to $nil in same period last year. These relate to costs associated with the completed acquisitions and various other potential acquisitions the Company has considered and abandoned, or is still considering.

For the six months ended November 30, 2018, the Company incurred transaction costs of $1,988 as opposed to $nil in the same period in the previous year.

Non-operating items

	For the three months ended November 30,		For the six months ended November 30,
	2018	2017	2018	2017
Consulting revenue	$ -	$ 183	$ -	$ 476
Foreign exchange (loss) gain	(194)	282	(253)	131
Gain (loss) on marketable securities	57	55	(110)	(1,691)
Loss on sale of capital assets	-	-	-	(7)
Gain (loss) from equity investees	46,896	(457)	58,739	(1,746)
Deferred gain on sale of intellectual property	107	233	340	467
Finance income, net	4,855	862	5,914	1,328
Unrealized gain on convertible notes receivable	2,567	665	2,862	1,212
Gain on long-term investments	30,503	6,075	53,203	25,157
Unrealized loss on financial liabilities	(560)	-	(975)	-
	$ 84,231	$ 7,898	$ 119,720	$ 25,327

For the three and six months ended November 30, 2018, the Company recognized a gain on long-term investment of $30,503 and $53,203, respectively. This gain relates largely to unrealized gains on the Company’s portfolio of long-term investments and a realized gain of $16,984 and $nil on the disposal of the Company’s shares in Hiku Brands Company Ltd. The Company also recognized gain from equity investees of $46,896 and $58,739, which is largely from a realized gain of $47,471 and $57,351 on the disposal of its shares in Liberty.

Net income

The Company recorded net income for the three months ended November 30, 2018 of $54,970 or $0.22 per share as opposed to net income of $6,455 or $0.05 per share in the prior year.

The Company recorded net income for the six months ended November 30, 2018 of $76,950 of $0.32 per share as opposed to net income of $21,496 or $0.15 per share in the same period of the prior year.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The Company calculates adjusted EBITDA from operations as net income (loss), plus (minus) income taxes (recovery), plus (minus) finance income, net, plus amortization, plus share-based compensation, plus (minus) non-cash fair value adjustments on sale of inventory and on growth of biological assets, plus impairment of intangible assets, plus transaction costs, plus (minus) loss (gain) on disposal of capital assets, plus (minus) loss (gain) on foreign exchange, plus (minus) loss (gain) on marketable securities, plus (minus) loss (gain) from equity investees, minus deferred gain on sale of intellectual property, plus (minus) unrealized loss (gain) on convertible notes receivable, plus unrealized loss on financial liabilities, plus (minus) loss (gain) on long-term investments and certain one-time non-operating expenses, as determined by management, all as follows:

	For the three months ended November 30,		For the six months ended November 30,
	2018	2017	2018	2017
Net income	$ 54,774	$ 6,455	$ 75,950	$ 21,496
Income taxes	7,902	297	11,864	4,067
Finance income, net	(4,855)	(862)	(5,914)	(1,328)
Amortization	4,154	776	8,860	1,404
Share-based compensation	2,574	2,200	8,696	4,709
Fair value adjustment on growth of biological assets	(4,154)	(3,115)	(13,665)	(7,380)
Fair value adjustment on sale of inventory	8,328	2,671	12,533	3,807
Transaction costs	1,123	-	1,988	-
Loss on sale of capital assets	-	-	-	7
Foreign exchange loss (gain)	194	(282)	253	(131)
(Gain) loss on marketable securities	(57)	(55)	110	1,691
(Gain) loss from equity investees	(46,896)	457	(58,739)	1,746
Deferred gain on sale of intellectual property	(107)	(233)	(340)	(467)
Unrealized gain on convertible notes receivable	(2,567)	(665)	(2,862)	(1,212)
Unrealized loss on financial liabilities	560	-	975	-
Gain on long-term investments	(30,503)	(6,075)	(53,203)	(25,157)
Adjusted EBITDA from Aphria International	3,457	-	6,593	-
Adjusted EBITDA from Canadian cannabis operations	$ (6,073)	$ 1,569	$ (6,901)	$ 3,252

	For the three months ended November 30,		For the six months ended November 30,
	2018	2017	2018	2017
Adjusted EBITDA from Canadian cannabis operations	$ (6,073)	$ 1,569	$ (6,901)	$ 3,252
Adjusted EBITDA from Aphria International	(3,457)	-	(6,593)	-
Adjusted EBITDA	$ (9,530)	$ 1,569	$ (13,494)	$ 3,252

Last year, the Company reported adjusted EBITDA of $890 and $1,914 for the three and six months ended November 30, 2017. In a prior quarter, the Company re-assessed the definition of adjusted EBITDA, particularly as it related to presenting a repeatable proxy for cash. As a result, the Company removed the following from EBITDA adjustments from the current periods but also removed from the prior periods for comparison purposes:

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

(i)	allowance for bad debts as, although this is a non-cash item, the Company believes it represents an estimate on future cash flows in the amount of $52 and $65 for the three and six months ended November 30, 2017;
(ii)	amortization of certain non-capital assets in the amount of $nil and $3 for the three and six months ended November 30, 2017; and,
(iii)	EBITDA loss from equity investee in the amount of $(731) and $(1,406) for the three and six months ended November 30, 2017.

LIQUIDITY and capital resources

Cash flow used in operations for the period decreased by $16,587 from cash flow generated from operations of $415 in the prior year to cash flow used in operations of $16,172 in the current six-month period. The decrease in cash flow generated from operations is primarily a result of:

•	Increase in investments in developing international operations; and
•	Additional cash production costs expensed due to increase in cash costs to produce dried cannabis per gram.

Cash resources / working capital requirements

The Company constantly monitors and manages its cash flows to assess the liquidity necessary to fund operations. As at November 30, 2018, Aphria maintained $152,074 of cash and cash equivalents on hand plus $32,747 in liquid marketable securities, compared to $59,737 in cash and cash equivalents plus $45,062 marketable securities at May 31, 2018. Liquid sources of cash decreased $129,161 in the quarter.

Working capital provides funds for the Company to meet its operational and capital requirements. As at November 30, 2018, the Company maintained working capital of $181,523. Management expects that the Company’s existing cash and cash equivalents balance and cash flow from operations will be adequate to meet the Company’s announced expansion of facilities and operational activities.

Capital and intangible asset expenditures

For the three months ended November 30, 2018, the Company invested $49,061 in capital and intangible assets through wholly owned subsidiaries, exclusive of business acquisitions, of which $4,894 are considered maintenance CAPEX and the remaining $44,167 growth CAPEX related to Extraction Centre of Excellence, Aphria One’s Part IV and Part V expansions.

For the three months ended November 30, 2018, the Company invested $6,575 in capital and intangible assets through majority owned subsidiaries, of which $nil are considered maintenance CAPEX and the remaining $6,575 growth CAPEX.

Financial covenants

The Company met its financial covenants at all times since they have come into effect. The Company believes that it has sufficient operating room with respect to its financial covenants for the next fiscal year and does not anticipate being in breach of any of its financial covenants during this period.

Contractual obligations and off-balance sheet financing

In April 2017, the Company indemnified the landlord of the office space to be used by its then equity investee, Liberty Health Sciences Inc., with annual rent from $180 to $190 expiring June 2023.

The Company continues to lease office space from a related party. The lease commitment ended December 31, 2018; however, was renewed for an additional 5-year period. The Company maintains an option to renew for an additional 5-year period. As disclosed previously, the Company agreed to contribute $12,000 to Green Acre Capital Fund II. The Company has lease commitments until September 2019 and August 2020 for the use of two motor vehicles. The Company has a lease for rental office space from December 2018 until November 30, 2028.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

Minimum payments payable over the next five years are as follows:

	Payments due by period
	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Outstanding capital related
commitments	$81,515	$81,515	$—	$—	$—
Investment commitment	12,000	12,000	—	—	—
Operating leases	4,666	310	972	704	2,680
Motor vehicle leases	44	29	15	—	—
Long-term debt	54,685	3,388	6,981	3,182	41,134
Total	$152,910	$97,242	$7,968	$3,886	$43,814

From time to time, the Company and/or its subsidiaries may become defendants in legal actions arising out of the ordinary course and conduct of its business.

Except as disclosed elsewhere in this MD&A, there have been no material changes with respect to the contractual obligations of the Company during the year-to-date period.

Share capital

Aphria has the following securities issued and outstanding, as at January 10, 2019:

	Presently outstanding	Exercisable	Exercisable & in-the-money	Fully diluted
Common stock	250,233,273	-	-	250,233,273
Warrants	2,480,076	2,480,076	1,186,272	1,186,272
Stock options	7,655,086	3,877,042	2,696,052	2,696,052
Fully diluted				254,115,597

*Based on closing price on January 10, 2019

Quarterly results

The following table sets out certain unaudited financial information for each of the eight fiscal quarters up to and including the second quarter of fiscal 2019, ended November 30, 2018. The information has been derived from the Company’s unaudited consolidated financial statements, which in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements filed in the Company’s 2018 Annual Report and include all adjustments necessary for a fair presentation of the information presented. Past performance is not a guarantee of future performance and this information is not necessarily indicative of results for any future period.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

	Feb/18	May/18	Aug/18	Nov/18
Net revenue	$ 10,267	$ 12,026	$ 13,292	$ 21,668
Net income (loss)	12,944	(4,992)	21,176	54,774
Earnings (loss) per share - basic	0.08	(0.06)	0.09	0.22
Earnings (loss) per share - fully diluted	0.08	(0.04)	0.09	0.22
	Feb/17	May/17	Aug/17	Nov/17
Net revenue	$ 5,119	$ 5,718	$ 6,120	$ 8,504
Net income (loss)	4,950	(2,593)	15,041	6,455
Earnings (loss) per share - basic	0.04	(0.02)	0.11	0.05
Income (loss) per share - fully diluted	0.04	(0.02)	0.10	0.04

related party balances and transactions

During the quarter, the Company disposed of its remaining shares in Liberty Health Sciences Inc.

During the quarter, the Company appointed new board members. As a result of previous transactions, the Company held with related party corporations $900 in long-term investments for a U.S. legalization option, as at November 30, 2018.

The Company funded a portion of the Canadian operating costs of Liberty, for which Liberty reimburses the Company quarterly. Additionally, the Company purchases certain electrical generation equipment from and pays rent to a company owned by a director. These parties are related as they are corporations that are controlled by certain officers and directors of the Company.

During the three and six months ended November 30, 2018, related party corporations charged or incurred expenditures on behalf of the Company (including rent) totaling $53 and $138 (2017 - $54 and $93). Included in this amount was rent of $4 and $8 charged during the three and six months ended November 30, 2018 (2017 - $9 and $17).

The Company previously entered into an agreement with a director of the Company, granting it the right of first refusal to acquire an additional acre of property adjacent to its Aphria One facility. The director also maintains a put option on the same property valued at $1,000 subject to annual inflationary adjustments equal to the increases in the Consumer Price Index, which put option can only be exercised upon one of the following conditions occurring:

(i)	The director ceasing to be employed by the Company;
(ii)	The director and his affiliated group collectively ceasing to own greater than 10% of the shares of the Company; or
(iii)	A change of control in the Company.

As at November 30, 2018, the director and his affiliated group collectively own less than 10% of the shares of the Company; however, the director has not exercised the put option.

CORPORATE POSITION ON CONDUCTING BUSINESS IN THE UNITED STATES AND OTHER INTERNATIONAL JURISDICTIONS WHERE CANNABIS IS FEDERALLY ILLEGAL

As cannabis is currently federally illegal in the U.S., The Company does not engage in any U.S. cannabis related activities as defined in Canadian Securities Administrators Staff Notice 51-352 (Revised). While the Company has historically held certain interests in U.S. cannabis related activities as at the date of this MD&A, it has divested1 itself of all such interests. The Company will only conduct business activities related to growing or processing cannabis, in jurisdictions where it is federally legal to do so. While the Company will not engage in cannabis-related activities in the U.S related to growing and processing cannabis so long as cannabis is federally-illegal, the Company has developed specific plans related to establishing business operations in the U.S. in the event cannabis becomes federally legal. The Company has entered into option agreements to purchase certain ownership interest in companies which operate in the U.S. cannabis industry should cannabis be rescheduled to become a legal substance in the U.S.

1In accordance with existing TSX precedent.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

INDUSTRY TRENDS AND RISKS

The Company’s overall performance and results of operations are subject to a number of risks and uncertainties, of which the below are considered to be the Company’s principal risks. For a more detailed and complete discussion of economic, industry and risk factors of the Company, please see the “Risk Factors” section in our most recent Annual Information Form, dated July 31, 2018.

Volatile Market Price of the Common Shares

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Common Shares.

Financial markets historically at times experience significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted, and the trading price of the Common Shares may be materially adversely affected.

Risk Factors Related to Dilution

The Company may issue additional Common Shares in the future, which may dilute a shareholder’s holdings in the Company. The Company’s articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuance. The directors of the Company have discretion to determine the price and the terms of issue of further issuances. Moreover, additional Common Shares will be issued by the Company on the exercise of options under the Company’s stock option plan and upon the exercise of outstanding warrants.

Reliance on Veterans Affairs Canada (‘‘VAC’’) medical cannabis reimbursement policies

As the Company has previously disclosed, VAC reimburses certain medical cannabis purchases for eligible retired Canadian Armed Forces veterans. The current reimbursement policy includes a three gram per day limit, subject to certain exceptions, and an $8.50 per gram price cap. The Company maintains a number of veterans as part of its overall medical patient list, although as discussed in the Company’s previous continuous disclosure, veteran sales have decreased over the prior quarter. As the Company grows larger and, more particularly, when adult-use of cannabis is implemented by the Canadian Federal Government, the Company anticipates that veteran patients will become less and less material to its overall sales as a relative percentage. However, should VAC further amend its reimbursement policies prior to the introduction of adult-use of cannabis, the Company may be materially adversely affected.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

Securing Adequate Financing to Fund Operations and Meet Expected Consumer Demand

There is no guarantee that the Company will be able to achieve its business objectives. The continued development of the Company may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of current business objectives or the Company ceasing to carry on business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to the Company. In addition, from time to time, the Company may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed wholly or partially with debt, which may increase the Company’s debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions. Debt financings may also contain provisions which, if breached, may entitle lenders or their agents to accelerate repayment of loans and/or realize upon security over the assets of the Company, and there is no assurance that the Company would be able to repay such loans in such an event or prevent the enforcement of security granted pursuant to such debt financing.

Reliance on Key Personnel

The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management (collectively, “Key Personnel”). The Company’s future success depends on its continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and the Company may incur significant costs to attract and retain them. The loss of the services of a Key Person, or an inability to attract other suitably qualified persons when needed, could have a material adverse effect on the Company’s ability to execute on its business plan and strategy, and the Company may be unable to find adequate replacements on a timely basis, or at all. A failure by a Key Person to maintain or renew his or her security clearance, would result in a material adverse effect on the Company’s business, financial condition and results of operations. In addition, if a Key Person leaves the Company, and the Company is unable to find a suitable replacement in a timely manner, or at all, there could occur a material adverse effect on the Company’s business, financial condition and results of operations. While employment agreements are customarily used as a primary method of retaining the services of Key Personnel, these agreements cannot assure the continued services of such employees.

Environmental Regulations and Risks

The Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Government approvals and permits are currently, and may in the future be required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from its proposed production of medical cannabis or from proceeding with the development of its operations as currently proposed. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing the production of medical cannabis, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenses, capital expenditures or production costs or reduction in levels of production or require abandonment or delays in development.

Reliance on a Single Facility

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

To date, the Company’s activities and resources have been primarily focused on the premises in Leamington, Ontario. Aphria expects to continue the focus on this facility for the foreseeable future. Adverse changes or developments affecting the existing facility could have a material and adverse effect on the Company’s ability to continue producing medical cannabis, its business, financial condition and prospects.

Regulatory Compliance

The commercial medical and adult-use cannabis industry is a new industry in regulated under The Cannabis Act. These regulations subject the Company to a new regulatory regime governed by new regulations, guidelines and policies relating to the manufacture, processing, import, export, management, packaging/labelling, advertising, sale, transportation, storage and disposal of cannabis but also laws and regulations relating to drugs containing cannabis, amended security measures and outdoor cultivation. While, to the knowledge of management, the Company is currently in compliance with the current regulatory regime, any changes to such laws, regulations, guidelines and policies may have a material adverse effect on its business, financial condition and results of operations.

Changes in Laws, Regulations and Guidelines

On December 20, 2017, the Prime Minister communicated that the Canadian Federal Government intends to legalize cannabis in the summer of 2018, despite previous reports of a July 1, 2018 deadline. On June 7, 2018, Bill C45 passed the third reading in the Senate with a number of amendments to the language of The Cannabis Act. On June 20, 2018, Prime Minister Trudeau announced that cannabis would be legal by October 17, 2018. On June 21, 2018, the Government of Canada announced that Bill C-45 received Royal Assent. The Bill-C-45 will came into force on October 17, 2018. On July 11, 2018, the regulations made pursuant to The Cannabis Act were published. The regulations under The Cannabis Act contemplate the various licences including cultivation, processing, analytical testing, sale (including medical sales), analytical testing and scientific research. The regulations introduced the nursery and made outdoor cultivation permissible. Finally, the requirements for packaging and labelling of products for both medical and non-medical consumption were explicitly set forth. The impact of changes in the regulatory enforcement by Health Canada under The Cannabis Act and its regulations, particularly in respect of product packaging, labelling, marketing, advertising and promotions and product approvals and its impact on the Company’s business are unknown at this time.

In addition, with respect to the retail cannabis framework in each province, there is no guarantee that provincial legislation regulating the distribution and sale of cannabis for adult use purposes will remain unchanged. It is possible for significant legislative amendments to arise in each province to address any regulatory issues or perceived shortcomings in the distribution of cannabis at the retail level.

Reliance on Third Party Suppliers, Manufacturers and Contractors

The Company intends to maintain a full supply chain for the provision of products and services to the regulated cannabis industry. Due to the novel regulatory landscape for regulating cannabis in Canada and the variability surrounding the regulation of cannabis in the United States, the Company’s third party suppliers, manufacturers and contractors may elect, at any time, to decline or withdraw services necessary for the Company’s operations. Loss of these suppliers, manufacturers and contractors may have a material adverse effect on the Company’s business and operational results.

Risks Inherent in an Agricultural Business

Aphria’s business involves the growing of medical cannabis, an agricultural product. Such business will be subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks. Although Aphria expects that any such growing will be completed indoors under climate controlled conditions, there can be no assurance that natural elements will not have a material adverse effect on any such future production.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

Third Party Transportation

In order for customers of Aphria to receive their product, Aphria must rely on third party mail and courier services. This can cause logistical problems with and delays in patients obtaining their orders and cannot be directly controlled by Aphria. Any delay by third party transportation and/or rising costs associated with these services may adversely affect Aphria’s financial performance. Moreover, security of the product during transportation to and from the Company’s facilities is critical due to the nature of the product. A breach of security during transport could have material adverse effects on Aphria’s business, financials and prospects. Any such breach could impact Aphria’s ability to continue operating under its licences or the prospect of renewing its licences.

Product Liability

As a distributor of products designed to be ingested by humans, Aphria faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the sale of Aphria’s products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of Aphria’s products alone or in combination with other medications or substances could occur. Aphria may be subject to various product liability claims, including, among others, that Aphria’s products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against Aphria could result in increased costs, could adversely affect Aphria’s reputation with its clients and consumers generally, and could have a material adverse effect on our results of operations and financial condition of Aphria. There can be no assurances that Aphria will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of Aphria’s potential products.

Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure. If any of Aphria’s products are recalled due to an alleged product defect or for any other reason, Aphria could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. Aphria may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although Aphria has detailed procedures in place for testing its products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of Aphria’s significant brands were subject to recall, the image of that brand and Aphria could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for Aphria’s products and could have a material adverse effect on the results of operations and financial condition of Aphria and the Resulting Issuer. Additionally, product recalls may lead to increased scrutiny of Aphria’s operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

Regulatory or Agency proceedings, Investigations and Audits

The Company’s business requires compliance with many laws and regulations. Failure to comply with these laws and regulations could subject the Company to regulatory or agency proceedings or investigations and could also lead to damage awards, fines and penalties. Aphria may become involved in a number of government or agency proceedings, investigations and audits. The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm the Company’s reputation, require the Company to take, or refrain from taking, actions that could harm its operations or require Aphria to pay substantial amounts of money, harming its financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of management’s attention and resources or have a material adverse impact on the Company’s business, financial condition and results of operation.

Information technology systems and cyber-attacks

Aphria has entered into agreements with third parties for hardware, software, telecommunications and other information technology (“IT”) services in connection with its operations. The Company’s operations depend, in part, on how well it and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

Aphria has not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Insurance coverage

Except as described herein, the Company has insurance to protect its assets, operations and its directors and employees in Canada. The Company is currently pursuing additional insurance coverage over its crop, product liability claims and for business interruption. While the Company believes the insurance coverage addresses all material risks to which it is exposed and is adequate and customary in the current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Company is exposed to. In addition, no assurance can be given that such insurance will be adequate to cover our liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If the Company were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if the Company were to incur such liability at a time when it is not able to obtain liability insurance, the business, results of operations and financial condition could be materially adversely affected.

Litigation

The Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company becomes involved be determined against the Company, such a decision could adversely affect the Company’s ability to continue operating and the value of the Common Shares and could use significant resources. Even if Aphria is involved in litigation and wins, litigation can redirect significant Company resources, including the time and attention of management and available working capital. Litigation may also create a negative perception of the Company’s brand.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

Internal Investigation

On December 6, 2018, the Company announced its Board of Directors appointed a special committee of independent directors (the “Special Committee”) to review the Company’s previously completed acquisition of LATAM Holdings Inc. in response to public statements by certain short-sellers. The Company is unable to determine whether there will be any potential regulatory and/or enforcement action resulting from these matters or, if any such action is taken, whether it will have a material adverse effect on the Company’s business, financial position, profitability or liquidity. If regulatory or enforcement authorities determine to take action against the Company, the Company may be, among other things, subject to fines and/or penalties which may be material.

Intellectual Property

The ownership and protection of trademarks, patents, trade secrets and intellectual property rights are significant aspects of the Company’s future success. Unauthorized parties may attempt to replicate or otherwise obtain and use the Company’s products and technology. Policing the unauthorized use of the Company’s current or future trademarks, patents, trade secrets or intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Identifying unauthorized use of intellectual property rights is difficult as Aphria may be unable to effectively monitor and evaluate the products being distributed by its competitors, including parties such as unlicensed dispensaries, and the processes used to produce such products. In addition, in any infringement proceeding, some or all of the Company’s trademarks, patents or other intellectual property rights or other proprietary know-how, or arrangements or agreements seeking to protect the same for the benefit of the Company, may be found invalid, unenforceable, anti-competitive or not infringed. An adverse result in any litigation or defense proceedings could put one or more of the Company’s trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly and could put existing intellectual property applications at risk of not being issued. Any or all of these events could materially and adversely affect the business, financial condition and results of operations of the Company.

In addition, other parties may claim that the Company’s products infringe on their proprietary rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, result in injunctions, temporary restraining orders and/or require the payment of damages. As well, Aphria may need to obtain licences from third parties who allege that the Company has infringed on their lawful rights. However, such licences may not be available on terms acceptable to the Company or at all. In addition, the Company may not be able to obtain or utilize on terms that are favorable to it, or at all, licences or other rights with respect to intellectual property that it does not own.

Unfavourable Publicity or Negative Consumer Perception

The Company believes the cannabis industry is highly dependent upon consumer perception regarding the medical benefits, safety, efficacy and quality of the cannabis distributed for medical purposes to such consumers. Consumer perception of Aphria’s products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, political statements both in Canada and in other countries, media attention and other publicity (whether or not accurate or with merit) regarding the consumption of cannabis products for medical or recreational purposes, including unexpected safety or efficacy concerns arising with respect to the products of the Company or its competitors. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the medical cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company’s products and the business, results of operations and financial condition of the Company. The Company’s dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity (whether or not accurate or with merit), could have an adverse effect on any demand for Aphria’s products which could have a material adverse effect on the Company’s business, financial condition and results of operations. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis for medical purposes in general, or the Company’s products specifically, or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products legally, appropriately or as directed.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

Risk Factors Related to International Activities

Expansion into Foreign Jurisdictions

The Company’s expansion into jurisdictions outside of Canada is subject to risks. In addition, in jurisdictions outside of Canada, there can be no assurance that any market for the Company’s products will develop. The Company may face new or unexpected risks or significantly increase its exposure to one or more existing risk factors, including economic instability, changes in laws and regulations, and the effects of competition. These factors may limit the Company’s ability to successfully expand its operations into such jurisdictions and may have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company’s Operations in Emerging Markets are Subject to Political and Other Risks Associated with Operating in a Foreign Jurisdiction

The Company has operations in various emerging markets and may have operations in additional emerging markets in the future. Such operations expose the Company to the socio-economic conditions as well as the laws governing the cannabis industry in such countries. Inherent risks with conducting foreign operations include, but are not limited to: high rates of inflation; extreme fluctuations in currency exchange rates, military repression; war or civil war; social and labour unrest; organized crime; hostage taking; terrorism; violent crime; expropriation and nationalization; renegotiation or nullification of existing licences, approvals, permits and contracts; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political norms, banking and currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, the jurisdiction.

Governments in certain foreign jurisdictions intervene in their economies, sometimes frequently, and occasionally make significant changes in policies and regulations. Changes, if any, in cannabis industry or investment policies or shifts in political attitude in the countries in which the Company operates may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of product and supplies, income and other taxes, royalties, the repatriation of profits, expropriation of property, foreign investment, maintenance of concessions, licences, approvals and permits, environmental matters, land use, land claims of local people, water use and workplace safety. Failure to comply strictly with applicable laws, regulations and local practices could result in loss, reduction or expropriation of licences, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The Company continues to monitor developments and policies in the emerging markets in which it operates and assess the impact thereof to its operations; however such developments cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

Corruption and Fraud in Certain Emerging Markets Relating to Ownership of Real Property May Adversely Affect the Company’s Business

There are uncertainties, corruption and fraud relating to title ownership of real property in certain emerging markets in which the Company operates or may operate. Property disputes over title ownership are frequent in emerging markets, and, as a result, there is a risk that errors, fraud or challenges in respect of ownership of real property could adversely affect the Company’s ability to operate in such jurisdictions.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

Inflation in Emerging Markets, Along with Governmental Measures to Combat Inflation, may have a Significant Negative Effect on Local Economies and also on the Company’s Financial Condition and Results of Operations

In the past, high levels of inflation have adversely affected emerging economies and financial markets, and the ability of government to create conditions that stimulate or maintain economic growth. Moreover, governmental measures to curb inflation and speculation about possible future governmental measures have contributed to the negative economic impact of inflation and have created general economic uncertainty. The emerging markets in which the Company operates or may operate may experience high levels of inflation in the future. Inflationary pressures may weaken investor confidence in such countries and lead to further government intervention in the economy. If countries in which the Company operates experience high levels of inflation in the future and/or price controls are imposed, the Company may not be able to adjust the rates the Company charges the Company’s customers to fully offset the impact of inflation on the Company’s cost structures, which could adversely affect the Company’s results of operations or financial condition.

The Company’s Operations may be Impaired as a Result of Restrictions on the Acquisition or Use of Properties by Foreign Investors or Local Companies under Foreign Control

Non-resident individuals and non-domiciled foreign legal entities may be subject to restrictions on the acquisition or lease of properties in certain emerging markets. Limitations also apply to legal entities domiciled in such countries which are controlled by foreign investors, such as the entities through which the Company operates in certain countries. Accordingly, the Company’s current and future operations may be impaired as a result of such restrictions on the acquisition or use of property, and the Company’s ownership or access rights in respect of any property it owns or leases in such jurisdictions may be subject to legal challenges, all of which could result in a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

The Company May Expand into Other Geographic Areas, which could Increase the Company’s Operational, Regulatory and Other Risks

In addition to the jurisdictions described elsewhere in this MD&A, the Company may in the future expand into other geographic areas, which could increase the Company’s operational, regulatory, compliance, reputational and foreign exchange rate risks. The failure of the Company’s operating infrastructure to support such expansion could result in operational failures and regulatory fines or sanctions. Future international expansion could require the Company to incur a number of up-front expenses, including those associated with obtaining regulatory approvals, as well as additional ongoing expenses, including those associated with infrastructure, staff and regulatory compliance. The Company may not be able to successfully identify suitable acquisition and expansion opportunities or integrate such operations successfully with the Company’s existing operations.

The Company may be Responsible for Corruption and Anti-bribery Law Violations

The Company’s business is subject to Canadian laws which generally prohibit companies and employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In addition, the Company is subject to the anti-bribery laws of any other countries in which it conducts business now or in the future. The Company’s employees or other agents may, without its knowledge and despite its efforts, engage in prohibited conduct under the Company’s policies and procedures and anti-bribery laws for which the Company may be held responsible. The Company’s policies mandate compliance with these anti-corruption and anti-bribery laws. However, there can be no assurance that the Company’s internal control policies and procedures will always protect it from recklessness, fraudulent behaviour, dishonesty or other inappropriate acts committed by its affiliates, employees, contractors or agents. If the Company’s employees or other agents are found to have engaged in such practices, the Company could suffer severe penalties and other consequences that may have a material adverse effect on its business, financial condition and results of operations.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure controls and procedures are designed to provide reasonable assurance that material information required to be publicly disclosed by a public company is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures was conducted as of May 31, 2018, based on the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) by and under the supervision of the Company’s management, including the CEO and the CFO. Based on this evaluation, the CEO and the CFO concluded that the Company’s disclosure controls and procedures (as defined in National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators) were effective in providing reasonable assurance that material information relating to the Company is made known to them and information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified in such legislation.

Under the supervision of the CEO and CFO, the Company designed internal controls over financial reporting (as defined in National Instrument 52-109) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s management team used COSO to design the Company’s internal controls over financial reporting.

It is important to understand that there are inherent limitations of internal controls as stated within COSO. Internal controls, no matter how well designed and operated, can only provide reasonable assurance to management and the Board of Directors regarding achievement of an entity’s objectives. A system of controls, no matter how well designed, has inherent limitations, including the possibility of human error and the circumvention or overriding of the controls or procedures. As a result, there is no certainty that an organization's disclosure controls and procedures or internal control over financial reporting will prevent all errors or all fraud. Even disclosure controls and procedures and internal control over financial reporting determined to be effective can only provide reasonable assurance of achieving their control objectives.

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has limited the scope of the design of the Company’s disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures and internal controls over financial reporting of the recently acquired operations of LATAM, acquired on September 27, 2018. The operations of LATAM, represent approximately 4% of total current assets, 16% of total assets, 2% of current liabilities and 1% of total liabilities as at November 30, 2018, 5% and 3% of the Company’s revenues and 2% and 1% of the Company’s operating expenses for the three and six months ended November 30, 2018.

There have been no changes in the Company’s internal controls over financial reporting during the three months ended November 30, 2018 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Subsequent events

The following events occurred subsequent to November 30th, 2018:

(a)	The Company became aware that its investee, Resolve, began sales of cannabis in the United States. The Company immediately notified Resolve that it needed to convert its common shares in Resolve into Exchangeable Shares in Resolve, which are exchangeable only on the sale of shares to a third party or upon the Conditions being met. Resolve held a shareholders meeting to approve changes to its capital structure and has swapped the Company’s common shares for Exchangeable Shares.

(b)	The Company was either served or became aware of an intent to serve statements of claims in class action lawsuits against the Company and certain of its officers, related to the drop in its share price from December 3 to 5, 2018. At the present time, the Company is aware of six such claims, four of which are domiciled in the United States and two of which are domiciled in Canada. The total amounts claimed in each of the lawsuits have not been quantified at the present time. The Company intends on vigorously defending itself in the litigation. As at November 30, 2018, the Company has not recorded any uninsured amount related to this contingency.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

(c)	The Company completed its acquisition of CC Pharma GmbH, a leading distributor of pharmaceutical products to more than 13,000 pharmacies in Germany. The Company paid €18,920 in cash at closing, with an earn-out multiple on future EBITDA of up to another €23,500 following closing, if certain performance milestones are met.

(d)	The Company formed a Special Committee (the “Special Committee”) to comprehensively review the acquisition of LATAM Holdings completed on September 27, 2018. The formation of this Special Committee was in response to a report published by a short seller which included allegations the LATAM Holdings assets acquired for $193,000 were overvalued. The Special Committee is composed of the Company’s independent directors: John M. Herhalt, Shlomo Bibas and Tom Looney.

This MD&A contains forward-looking statements within the meaning of applicable securities legislation with regards to expected financial performance, strategy and business conditions. We use words such as “forecast”, “future”, “should”, “could”, “enable”, “potential”, “contemplate”, “believe”, “anticipate”, “estimate”, “plan”, “expect”, “intend”, “may”, “project”, “will”, “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risks and uncertainties. Many factors could cause actual results, performance or achievement to be materially different from any future forward-looking statements. Factors that may cause such differences include, but are not limited to, general economic and market conditions, investment performance, financial markets, legislative and regulatory changes, technological developments, catastrophic events and other business risks. These forward-looking statements are as of the date of this MD&A and the Company and management assume no obligation to update or revise them to reflect new events or circumstances except as required by securities laws. The Company and management caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made.

Some of the specific forward-looking statements in this MD&A include, but are not limited to, statements with respect to the following:

•	the intended expansion of the Company’s facilities and receipt of approval from Health Canada to complete such expansion;
•	the expected cost to produce a gram of dried cannabis;
•	the expected cost to process cannabis oil;
•	the anticipated future gross margins of the Company’s operations; and,
•	The Company’s investments in the United States, the characterization and consequences of those investments under Federal Law, and the framework for the enforcement of medical cannabis and cannabis-related offenses in the United States.

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